UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

COMJOYFUL INTERNATIONAL CO.

(Name of Issuer)

Convertible Series B Preferred Stock

(Title of Class of Securities)

20047F109

(CUSIP number)

MARCH 11, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20047F109	13G	Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEPHEN TRAVIS SHIPPS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER Each share of Preferred Series B Stock has 3000 Votes for each of the outstanding shares of common stock; 182,080,873 as of 03/31/2023(2).
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER (2)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	This Schedule 13G is filed by Stephen Travis Shipps individually (the “Reporting Person”).
(2)	On March 8, 2023, the Board of Directors of the Company authorized the issuance of 500,000 shares of Preferred Series B Stock to Stephen Travis Shipps. The Board had previously voided Preferred Series A Stock which had been issued by prior Management without proper authority. Prior Management was terminated, effective March 8, 2023.
(3)	Sec No. 5 above. Based upon the 182,080,873 shares of common stock reflected in the last Company Quarterly Report filing with OTC Markets for the quarter ended March 31, 2023. The Company is currently in default in the filing of its Quarterly Reports and Annual Report with OTC Markets since the Quarter ended March 31, 2023.

CUSIP No. 20047F109	13G	Page 3 of 5

Instruction Note: This Section or Schedule 13G is filed by the Reporting Person in respect of the Preferred Series B Stock of Comjoyful International Co. (the “Issuer”).

Item 1.

(a)	Name of Issuer Comjoyful International Co.

(b)	Address of Issuer’s Principal Executive Offices 3289 Wauseon Drive, St. Cloud, FL 34772

Item 2.

(a)	Name of Person Filing Stephen Travis Shipps

(b)	Address of the Principal Office or, if none, residence 3289 Wauseon Drive,, St. Cloud, FL 34772

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock, $0.001 par value.

(e)	CUSIP Number 20047F109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:  The Reporting Person has 100% of the voting power for the 500,000 outstanding shares of Preferred Series B Stock. Each Preferred Series B Stock shares has 3,000 votes for each of the 182,080,873 outstanding shares of common stock as of March 31, 2023.

(b)	Percent of class: 100%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote; 500,000

	(ii)	Shared power to vote or to direct the vote; -0-

	(iii)	Sole power to dispose or to direct the disposition of ; 500,000

	(iv)	Shared power to dispose or to direct the disposition of; -0-

CUSIP No. 20047F109	13G	Page 4 of 5

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 20047F109	13G	Page 5 of 5

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARCH 19, 2024
Date

Stephen Travis Shipps
/s/ Stephen Travis Shipps
Signature